Exhibit 8.01

FOR IMMEDIATE RELEASE
10:00 AM PT, September 22, 2004

Heritage Oaks Bancorp (HEOP) approved for listing on The Nasdaq SmallCap Market

Paso Robles, California, September 22, 2004- (HEOP) Heritage Oaks Bancorp (the “Company”) President and Chief Executive Officer, Lawrence P. Ward announced today that the Company has been approved to be listed on The Nasdaq SmallCap Market and will commence trading under the symbol of HEOP beginning Monday, September 27, 2004.

According to Mr. Ward, “We are very excited about the Nasdaq SmallCap listing.This represents an opportunity for the Company and its existing shareholders to reach a broader spectrum of investors.”

About Heritage Oaks Bancorp

Heritage Oaks Bancorp, a $465 million California corporation headquartered in Paso Robles, Ca. acts as the bank holding company of Heritage Oaks Bank (“Bank”). The Bank was founded in 1983 and the Company was formed in 1994. The Bank has 12 full service branch offices throughout San Luis Obispo and Northern Santa Barbara Counties. Additional information about the Heritage Oaks Bancorp may be found on the Company’s website: www.heritageoaksbancorp.com.

Information regarding Heritage Oaks Bancorp stock may be acquired using the trading symbol of HEOP or accessed on line at www.heritageoaksbancorp.com. Information may also be acquired by calling our market makers, Hoefer and Arnett at 1-800-346-5544; The Seidler Co at 1-800-288-2811; Wedbush Morgan Securities at 1-800-234-0480; Sandler O’Neill & Partners, L.P. at 1-800-635-6860 or by Contacting Tana Eade VP, Shareholder Relations Officer at Heritage Oaks Bank.

Forward-Looking Statements

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, increased profitability, continued growth, the Bank’s belief as to the adequacy of its existing and anticipated allowances for loan losses, beliefs and expectations regarding actions that may be taken by regulatory authorities having oversight of the Bank’s operations, interest rates and financial policies of the United States government, and general economic conditions. Additional information on these and other factors that could affect financial results are included in its Securities and Exchange Commission filings.   -End-